FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F    X                         Form 40  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Consolidated Interim Financial Statements December 31, 2004 and March 31, 2004

Management Discussion and Analysis

Certification letters

VANNESSA VENTURES LTD.
ISSUER ADDRESS
#220 – 1010 - 1ST STREET, SW
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
CALGARY	AB	T2R 1K4	(403) 444-5190	(403) 444-5191
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
JOHN R. MORGAN		PRESIDENT		(403) 444-5191
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
info@vannessa.com		www.vannessaventures.com

VANNESSA VENTURES LTD.

Consolidated Interim Financial Statements

December 31, 2004 and March 31, 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

VANNESSA VENTURES LTD.

Consolidated Interim Balance Sheets

December 31, 2004 and March 31, 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

	December 31	March 31
	2004	2004
A S S E T S
Current
Cash	$ 1,833,888	$ 232,479
Short term investments	-	4,344,575
Accounts receivable	198,158	70,808
Prepaid expenses	18,152	43,908

	2,050,198	4,691,770
Capital Assets (Note 4)	581,937	580,536
Mineral Interests (Note 5)	6,281,645	5,821,061
	$ 8,913,780	$ 11,093,367
L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$ 1,008,011	$ 992,926
S H A R E H O L D E R S’ E Q U I T Y
Share Capital (Note 6)	42,638,605	41,053,245
Contributed Surplus (Note 8)	2,082,113	1,394,060
Deficit	(36,814,949)	(32,346,864)
	7,905,769	10,100,441
	$ 8,913,780	$ 11,093,367

Commitments (Note 12)

Contingency (Note 14)

Subsequent Events (Note 9)

On behalf of the Board:

“John R. Morgan”

.................................................................  Director

“George D. Chapel”

.................................................................  Director

VANNESSA VENTURES LTD.

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2004 and 2003

Unaudited – Prepared by Management

(In Canadian Dollars)

	Nine Months Ended December 31,		Three Months Ended December 31,
	2004	2003	2004	2003
Expenses
Amortization	$ 31,562	$ 13,759	$ 9,066	$ 4,586
Automotive	112	7,833	-	2,179
Bank charges and interest	10,786	7,531	3,184	2,797
Consulting	325,578	170,001	83,579	44,136
Director stock based compensation	506,543	337,836	-	-
Employee stock based compensation	118,193	67,567	-	-
Insurance	10,750	23,318	10,750	6,318
Investor relations	47,518	41,766	23,624	20,276
Management fees	-	84,780	-	28,260
Office and miscelleous	61,520	42,686	26,434	9,766
Office wages and services	350,517	83,559	152,762	26,502
Professional fees	280,377	119,724	133,646	66,448
Rent	50,032	72,570	6,530	33,893
Telephone	18,483	27,381	6,075	11,470
Transfer agent and fees	20,400	20,201	15,445	6,681
Travel and accommodation	68,539	77,859	20,499	50,716
	(1,900,910)	(1,198,371)	(491,594)	(314,028)
Other Items
Impairment charges of mineral interests (Note 5)	(2,564,078)	(2,364,861)	(776,668)	(666,025)
Disposal of capital assets	-	315,851	-	315,851
Interest income	37,275	5,038	(290)	1,624
Loss on disposition of subsidiary companies (Note 3)	(40,370)	-	(40,370)	-
	(2,567,173)	(2,043,973)	(817,328)	(348,550)

Net loss	(4,468,083)	(3,242,344)	(1,308,922)	(662,578)

Deficit, beginning of period	(32,346,866)	(26,765,826)	(35,506,027	(29,345,592)

Deficit, end of period	$(36,814,949)	$ (30,008,170)	$(36,814,949)	$(30,008,170)

Net loss per share	$ (0.06)	$ (0.05)	$ (0.02)	$ (0.01)

Weighted Average Number of
Common Shares Outstanding	76,403,175	61,650,651	76,403,175	61,650,651

                                             See Notes to Consolidated Financial Statements

VANNESSA VENTURES LTD.

Consolidated Interim Statements of Cash Flow

Nine Months Ended December 31, 2004 and 2003

Unaudited – Prepared by Management

(In Canadian Dollars)

	Nine Months Ended December 31,		Three Months Ended December 31,
	2004	2003	2004	2003
Cash flow provided by (used in) Operating Activities
Net loss	$ (4,468,083)	$ (3,242,344)	$ (1,308,922)	$ (662,578)
Amortization	31,562	13,759	9,066	4,586
Stock based compensation	688,053	405,403	-	-
Impairment of mineral interest	2,564,078	2,364,861	776,668	666,025
	(1,184,390)	(458,321)	(523,188)	8,023
Changes in Non-Cash Working Capital
Accounts receivable	(127,352)	(16,005)	(65,131)	(14,754)
Prepaid expenditures	25,756	37,529	32,136	5,657
Accounts payable	15,086	(307,350)	125,686	(262,835)
Cash used in Operating Activities	(1,270,900)	(744,147)	(430,497)	(263,899)

Investing Activities
Sale of short term investments	4,344,575	-	1,450,000	-
Purchase of capital assets	(101,105)	(7,433)	647	(336)
Mineral interests	(3,079,909)	(2,463,884)	(1,193,885)	(884,263)
Proceeds on disposition of subsidiary company (Note 3)	123,388		123,388
Cash provided by (used in) Investing Activities	1,286,949	(2,471,317)	380,150	(884,599)

Financing Activities
Shares issued for cash	1,585,360	6,322,000	1,537,760	4,865,000
Share purchase warrants	-	555,500	-	405,000
Loan repayment	-	-	-	(250,000)
Joint venture repayment	-	(114,480)	-	-
Cash provided by Financing Activities	1,585,360	6,763,020	1,537,760	5,020,000

Increase in Cash	1,601,409	3,547,556	1,487,413	3,871,502

Cash, beginning of period	232,479	571,637	346,475	247,691

Cash, end of period	1,833,888	$ 4,119,193	$ 1,833,888	$ 4,119,193

                                                          See Notes to Consolidated Financial Statements

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Nine Months Ended December 31, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

1.           OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, and is engaged in the acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)          Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)          Amortization

Capital assets are recorded at cost.  Amortization of assets in use is provided at the following annual rates:

              Computer equipment                                                       30%     Declining balance

              Computer software                                                        100%     Straight line

              Exploration and processing equipment                           20%     Declining balance

              Office furniture and equipment                                       20%     Declining balance

              Vehicles                                                            30%     Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.(Note 4)

Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 4).

The carrying value of all categories of capital assets are reviewed for impairment at least annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(c)          Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)          Mineral Interests

The Company is in the process of exploring mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production. Title to mineral interests includes options, leases, concessions, participating interests and direct title as detailed in Note 4.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro, Paint Mountain and Marudi concessions in Guyana (Note 5), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Cost recoveries during exploration

Joint venture participation and accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk sampling and exploration recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling and exploration inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)          Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

(f)           Loss per Share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are anti-dilutive.

(g)          Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)          Risk Management

Currency Risk

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  However, the Company does not maintain significant cash or other monetary assets or liabilities in currencies of the foreign countries in which it operates.

Liquidity

The majority of the Company’s non-monetary assets are related to mineral interests and dedicated capital assets held in developing countries (Note 10).  The Company is accordingly at liquidity risk for developing legal and political regimes in these countries.  Liquidity of these assets may be further impacted by world commodity prices, capital markets, and availability of skilled labor.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions.

Environmental Risk

The Company operates in the mineral interest field which is subject to environmental laws and regulations specific to countries in which exploration, development or mining is conducted.  It is management’s policy to review environmental compliance and exposure on an ongoing basis.  The Company follows industry standard and specific project environmental requirements.

Interest Rate Risk

The Company has historically invested surplus cash resources in interest bearing short term money market investments and is subject to interest rate risk on renewal of such investments.

Other Risks

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

(i)           Future Income Taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not they will be realized in the future.

(j)           Stock-based Compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants.  The Company records all awards made using a fair value method.  All awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision.

The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to exploration costs for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)          Allowance for Doubtful Accounts

The Company has established an allowance for doubtful accounts of $83,888  related to receivables of a Venezuelan subsidiary (Minca, see Note 4). The allowance was established on a specific account basis and is still in place.

(l)           Financial Instruments

Financial instruments include cash and short term investments, accounts receivable, and accounts payable.  Carrying value of all instruments approximates fair value due to their short term nature.

(m)  Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest and market.

(n)   Short-term Investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term investments are recorded at the lower of cost plus accrued interest and market.

3.          DISPOSITION

Effective November 11, 2004,  the Company sold, through its wholly owned subsidiary Grupo Vannessa Ventures S.A., all of the outstanding shares of Inversiones Yuruan C.A..for proceeds of $15,568 and assigned a payable due to the Company by Inversiones Yuruan C.A. for proceeds of  $107,820..

Effective November 25, 2004, the Company returned the properties in the Kilometer 88 area, formerly controlled by Boralis Holdings A.V.V., to Boralis for a net loss on disposition of $40,370.  In the future, Boralis will pay Vannnessa 80 percent of all net benefits realized from these properties.  A Director of the Company has an interest in Boralis Holdings A.V.V.

The Company, following the initiation of International Arbitration  by the Company against Venezuela, felt the probability of successfully developing these properties, obtaining required government permitting and actually putting any given property into production is very low.

The transfer  will relieve the Company from the costs associated with maintaining and continuing  the development process required in order to hold concessions in Venezuela. In addition, Boralis maintained a carried interest in these properties.

The Company is also in the process of disposing of other Venezuelan properties under its control for the same reasons as above.

4.           CAPITAL ASSETS

	December 31, 2004			March 31, 2004
	Cost	Accumulated Amortization	Net	Net
Assets in use:
Computer equipment	$ 87,116	$ 49,245	$ 37,871	$ 38,474
Computer software	51,720	46,838	4,882	-
Office furniture and equipment	236,890	149,326	87,564	83,095
Exploration and processing equipment	825,794	629,359	196,435	201,103
Vehicles	314,802	241,959	72,843	75,522
	1,516,322	1,116,727	399,595	398,194

Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 1,698,664	$ 1,116,727	$ 581,937	$ 580,536

Amortization of exploration and processing equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, that the net recoverable value of capital assets not in use exceeds their carrying value.

5.           MINERAL INTERESTS

A summary of changes in carrying values of the Company’s mineral interests by areas of interest is as follows

	December 31, 2004	Current Expenditures	March 31, 2004

BRAZIL
Parima
Acquisition costs	$ 1	$ -	$ 1
Exploration costs	59,983	3,009	56,974
Impairment charges	(59,983)	(3,009)	(56,974)
Total – Brazil	1	-	1

COSTA RICA
Crucitas Gold Project
Acquisition costs	2,669,685	270,113	2,399,572
Exploration costs	4,207,736	746,064	3,461,672
Impairment charges	(2,375,933)	(746,064)	(1,629,869)
Total – Costa Rica	4,501,488	270,113	4,231,375

GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	3,920,642	633,120	3,287,522
Impairment charges	(2,946,203)	(704,129)	(2,242,074)
Dedicated capital assets (Note 4 (c) (i))	2,015,746	(334,441)	2,350,187
Diamond inventory from bulk sampling	9,120	-	9,120
	2,999,305	(405,450)	3,404,755
Less: contributed by joint venturer	(2,999,304)	-	(2,999,304)
	1	(405,450)	405,451

Potaro Concessions
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,608,113	370,670	3,237,443
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charges	(3,603,661)	(370,670)	(3,232,991)
	100,000	-	100,000

Marudi Mountain Gold Project
Acquisition costs	144,000	-	144,000
Exploration costs	1,435,238	595,921	839,317
	1,579,238	595,921	983,317

South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557
Exploration costs	448,246	-	448,246
Impairment charges	(576,042)	-	(576,042)
	90,761	-	90,761
Total – Guyana	1,770,000	190,471	1,579,529

VENEZUELA
La Fe / Yuruan / Kilometre 88
Acquisition costs	563,628	(338,623)	902,251
Exploration costs	2,118,103	(93,409)	2,211,512
Impairment charges	(2,681,730)	432,032	(3,113,762)
	1	-	1

Las Cristinas
Acquisition costs	122,635	-	122,635
Carrying costs	4,472,784	555,309	3,917,475
Impairment charges	(4,585,264)	(555,309)	(4,029,955)
	10,155	-	10,155
Total - Venezuela	10,156		10,156
TOTAL – MINERAL INTERESTS	$ 6,281,645	$ 460,584	$ 5,821,061

 (a)         Brazil

Parima

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at December 31, 2004, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b)          Costa Rica

(i)           Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Consideration for the acquisition was as follows:

A cash payment of $25,000	$ 25,000
Issuance of 250,000 common shares of the Company at a price of $1.15 per share	287,500
Payment of certain trade payables of the vendor not exceeding $500,000 U.S.	619,976
Assumption of the vendor’s requirement to pay staged acquisition payments totaling $1,000,000 U.S. payable in five annual installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. The December 31, 2004 payment finalizes all initial acquisition obligations.	1,473,890
Interest paid to date	145,180
Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share	92,000
Legal and other fees relating to the acquisition	23,626
Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20-million U.S. and $3-million U.S. to the vendors	-
$ 2,667,172

The Company has explored the property to a stage where full production is intended and is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining.  In October of 2003 the environmental protection ministry in Costa Rica, or SETENA, ruled that the process to obtain an environmental permit for Crucitas could recommence.  The Company and its consultants advanced the process during the year and a public meeting was held on July 31, 2004 in the village of Copavega near the proposed mining site.  The SETENA is in the process or reviewing the application.

In December the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment, or SETENA, and the President of the Republic, ruled that the Resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  The ruling does not go into effect until the parties are formally notified at which time details for the decision is expected.  In the absence of other explanations for the ruling, the Company’s council speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted.

At December 31, 2004, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project.

The receipt of the Environmental Permit is not assured.  Should the permit not be received the reported carrying value may not reflect actual value.

The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

After reviewing the Company’s interest in the project, management is continuing to record an impairment charge for current expenditures incurred during the year even though there has been an advancement of the approval process.

(c)          Guyana

(i)           Potaro District

               Maple Creek Concessions

               Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	December 31, 2004			March 31, 2004
	Cost	Amortization	Net	Net
Exploration, machinery and equipment	$ 1,850,727	$ 639,289	$ 1,211,438	$ 1,393,534
Processing plant	1,043,544	294,481	749,063	902,015
Vehicles	121,545	66,300	55,245	54,638
	$ 3,015,816	$ 1,000,070	$ 2,015,746	$ 2,350,187

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. (“Vanarde”).  The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

Pursuant to this agreement, advances totaling $2,999,304 have been received from the joint venture participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Joint Venture partner can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In the prior year, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined some areas tested were not economic.  Accordingly, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.  In the current fiscal year, management evaluated the current program and determined  the remaining carrying value of the concessions had not been impaired.

If continuing exploration leads to commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

40 permits and concessions for $29,000 U.S.	$ 42,828
Finder’s fee of 15,000 common shares at a price of $0.77 per share	11,550
$ 54,378

In the prior year and current quarter ended December 31, 2004, after a  review of plans and operations in this  area, management  recorded  impairment charges to reduce the carrying value to estimated recoverable value.

 (ii)         Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares issued at a price of $0.40 per share	$ 140,000
A finder’s fee of 10,000 shares at a price of $0.40 per share	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) to be registered.

The agreement was cancelled during the year ended March 31, 2004 by mutual consent and the initial payment previously received in the amount of $114,480 was refunded.

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to the conditions of the approval.

The drilling program on Marudi scheduled for the first half of the year was initiated during the quarter and as of December 31, 2004 was about 40 percent complete.

(iii)         South Guyana – Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain.  In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore  approximately 32.92 square kilometers of territory adjacent to the Marudi property.

(d)          Venezuela

(i)           Compania Minera El Polaco C.A

Consideration for the acquisition of this concession was as follows:

Shares issued	$ 92,000
Cash paid and other costs	471,628
$ 563,628

Various  agreements signed  between  1994 and 1999 gave the Company  certain mining rights and ownership of certain concessions within  Bolivar State.. During the quarter,, management decided to commence a process in order to divest itself of  concessions and has recorded an impairment charge to reduce the carrying value of the investment in this concession to a nominal amount. (Note 3, Disposition). This process is currently ongoing.  This action was undertaken  because the Company felt  that  continued expenditures on exploration and development of these properties was not prudent because the potential to develop these properties in the future may be impaired by the fact that the Company has commenced a process of International Arbitration against the Government of Venezuela as described in note 4 (d) (ii).

 (ii)         Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa  the  greater of  fair  market  value of  post-acquisition,  tangible  capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Since 1992, Placer Dome Inc., through its subsidiaries had funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are detailed in Note 4(d) (iii).

Title Dispute and Legal Proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and  CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  Accordingly, the proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa have been waived.

Vannessa and its Venezuelan subsidiaries is claiming:

•      CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

•      Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

•      It has, or should have continuing rights to all concessions or be compensated  for all expenditures incurred to date.

As part of the requirements for entering into the process of International Arbitration all of the legal actions in Venezuela related to the matter have been suspended.

On July 8, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada.  On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.   (Note 9, Subsequent Event).

               Carrying Costs

During the period, carrying costs relating to Minca’s mineral interests comprised the following:

	December 31, 2004	December 31, 2003

Administrative salaries	$ 275,397	$ -
Community relations	39,756	66,968
General administration	43,725	201,015
Legal costs	128,121	221,374
Rent, utilities and taxes	17,617	32,411
Travel	50,693	40,243
	$ 555,309	$ 562,011

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.

6.            SHARE CAPITAL

	December 31, 2004		March 31, 2004
	Number		Number
	of Shares	Value	of Shares	Value
Authorized
250,000,000 common shares without par value
Issued
Balance, April 1, 2004 and 2003	75,051,353	$ 41,053,245	54,501,353	$ 32,749,745
Private placement			4,300,000	1,505,000
Options exercised (a)	170,000	47,600	200,000	56,000
Private placement (b)	4,805,500	1,537,760	13,500,000	5,400,000
Private placement			2,500,000	1,350,000
Mineral properties			50,000	20,000
Finder’s fee (cash)			-	(27,500)
Balance, end of year	80,026,853	$ 42,638,605	75,051,353	$ 41,053,245

During the nine months ended December 31, 2004, transactions relating to share capital were as follows:

(a)          Stock options totaling 170,000  (2003 – 757,500) were exercised

(b)          4,805,500 units of the Company were issued at the price of $0.32 per unit for proceeds of $1,537,760. Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants are subject to a hold period expiring April 24, 2005.  The purchaser of this portion of the Company's private placement is Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., the control  person of the Company.

During the period, the Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted, August 28, 2003	1,875,000	$0.28
Exercised	(200,000)	$0.28
Expired	(200,000)	$(0.85)
Balance – March 31, 2004	3,500,000	$0.64	3.57
Exercised	(170,000)	$0.28
Expired	(210,000)	$(0.98)
Granted – September 2, 2004	1,630,000	$0.45
Balance – December 31,2004	4,750,000	$0.41	1.93

As at December 31, 2004, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise price	Expiry date
110,000	$0.96 per share	May 17, 2005
165,000	$0.95 per share	July 4, 2006
1,370,000	$0.95 per share	July 4, 2007
1,300,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
1,630,000	$0.45 per share	August 25, 2009
4,750,000

As at  December 31, 2004, the Company’s position relating to share purchase warrants is as follows:

	Warrants Outstanding	Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2002	780,000	$1.15	Feb 18/05	0.004
	2,000,000	0.55	Dec 17/05	0.068
	2,000,000	0.89	Aug 28/05	0.046
	300,000	2.00	May 22/04	-
	1,700,000	1.06	Aug 26/05	0.039
Balance – March 31, 2003	6,780,000
	4,300,000	0.40	May 9/05	0.053
	10,125,000	0.45	Oct 15/05	0.280
	2,500,000	0.66	Feb 17/06	0.085
Balance – March 31, 2004	23,705,000
	(300,000)	2.00	May 22/04	-
	4,805,500	0.40	Dec 22/06	0.337

Balance – December 31, 2004	28,210,500			0.911

Regulatory approval was obtained for the extension of the expiry date relating to 780,000 warrants due to expire on February 18, 2005.  The new expiry date of these warrants is February 18, 2006.  The exercise price is $1.15.

Regulatory approval was obtained for the extension of the expiry date relating to 1,700,000 and 2,000,000 warrants due to expire on August 26, 2004 and August 28, 2004 respectively. The new expiry date of these warrants is August 26, 2005 and August 28, 2005 and the exercise price is $1.06 and $0.89 respectively.

As at December 31, 2004, there were no escrow shares outstanding or voluntary pooling arrangements.

7.            RELATED PARTY TRANSACTIONS

As at December 31, 2004, accounts payable includes an amount due of $nil (March 31, 2004 - $8,300) to a company controlled by a Director.

During the nine months ended, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by two Directors.  The expenditures were allocated as follows:

	December 31, 2004	December 31, 2003
Management fees and other fixed expenses	$ 45,000	$ 104,562
Fees and services allocated to mineral interests	71,918	143,775
	$ 116,918	$ 248,337

The amounts include a consulting fee of $ 5,000 per month paid to one Director and a consulting agreement with another Director at $US 6,200 per month which will remain in effect from year to year until such time as it is terminated by either party.

The transfer of certain Venezuelan properties to Boralis Holdings A.V.V. (Boralis) is described in Note 3.  A Director of the Company holds an interest in Boralis.

Related party transactions have been recorded at their exchange amount.

8.            CONTRIBUTED SURPLUS

In the nine months ended, the Company granted 1,630,000  stock options to directors and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.422119 per option for a total value of $688,053  of which $624,736  was charged to operations and $63,317  was allocated to mineral interests.

Assumptions used in this model were as follows:

	December 31, 2004	March 31, 2004
Risk free interest rate	3.89%	3.89%
Dividend yield	0	0
Volatility factor	121%	91%
Expected option life	5 years	5 years

Allocation of stock-based compensation cost was as follows:
Balance, April 1, 2004 and 2003,	$ 1,394,060	$ 866,192
Charged to operations	624,736	454,671
Charged to mineral interests	63,317	73,197
Balance, end of period	$ 2,082,113	$ 1,394,060

9.     SUBSEQUENT EVENTS

               Las Cristinas

International Arbitration

As noted in Note (5 (d) (ii)), the Company’s Request for the commencement of the process of International Arbitration was accepted by the International Center for the Settlement of Investment Disputes (ICSID) on October 28, 2004.  The claim alleges that the Bolivarian Republic of Venezuela has violated the obligations it owes to the Company under the Bilateral Trade Agreement in place between Venezuela and Canada.  In order to comply with the Arbitration Rules, the Company has discontinued all proceedings in relation to the measures alleged to be in breach of the Bilateral Investment Treaty before the courts or tribunals in Venezuela.  Following the acceptance of the Request by ICSID both parties are then instructed to commence the process of selection of arbitrators.

Marudi Drilling Program

In October of 2004 the Company announced that the drilling program at Marudi would be expanded in scope to include re-mapping of the area, re-logging of existing core and a review of all historical exploration information.  The new program, including infrastructure work, is budgeted to cost US$ 500,000, is underway and drilling  is expected to be completed by March 31, 2005.

Grupo Venezuela Ventures S.A.

The Company is in negotiations to sell all the issued and outstanding shares of  Grupo Venezuela Ventures S.A., a wholly owned subsidiary. (Note 3, Disposition)

Private Placement

On January 4, 2005 1,444,500 units of the Company were issued at the price of $0.32 per unit for proceeds of $462,240. Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder  to purchase one additional  common share of the  Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants are subject to a hold period expiring April 24, 2005.

10.       SEGMENTED INFORMATION

	December 31, 2004	March 31, 2004

Identifiable assets by geographical location are as follows

Canada	$ 1,910,398	$ 4,700,703
Brazil	8,944	8,944
Costa Rica	4,725,809	4,458,220
Guyana	2,188,460	1,754,909
Venezuela	80,169	170,591
	$ 8,913,780	$ 11,093,367

11.          POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets and liabilities are made up as follows:

	December 31, 2004	March 31, 2004
Future income tax assets:
Non-capital losses carried forward	$ 3,680,133	$ 2,472,800
Property plant and equipment	512,659	411,552
Mineral property interests	2,281,016	2,281,016

	6,473,808	5,165,368
Future income tax liabilities	-	-
	6,473,808	5,165,368
Valuation allowance	(6,473,808)	(5,165,368)
	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At March 31, 2004 the Company has non-capital losses remaining to be carried forward of approximately $7,944,000 (2003 - $6,340,000) which may be available to offset future income for income tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (March 31, 2003 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $9,124,000 (March 31, 2004 - $9,124,000)

which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

12.          COMMITMENTS

Office premises

The Company entered into a three year lease agreement for its Calgary, Alberta, Canada office premises  requiring total annual minimum lease payments of $50,178 per annum.  The lease expires on February 28, 2007.

The Company entered into a one year lease agreement  for its premises in Guyana requiring lease payments of $19,200 U.S. per annum.  The lease expires on March 31, 2005.

Mineral interests – see Note 5.

13.          COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current presentation.

14.          CONTINGENCY

Matters detailed in Note 5(d)(ii) relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) create uncertainty as to the ultimate assets and liabilities that may be realized through Minca’s interests in the Las Cristinas concessions.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

15.          COMMITMENTS

The Company has the following contractual obligations in place as of December 31, 2004

	Fiscal 2005 (3 Months)	Fiscal 2006	Fiscal 2007
Calgary Office Lease	$12,262	$50,178	$47,260
Marudi Drilling Contract	100,000	-	-

16.          AUDIT REVIEW

The Unaudited Consolidated Interim Financial Statements as at December  31, 2004 have not been  reviewed by our auditors, Ernst and Young, Vancouver, British Columbia, Canada.

Vannessa Ventures Ltd.

Management Discussions & Analysis

December 31, 2004

Introduction

Vannessa Ventures Ltd. is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange.

The Management Discussion and Analysis (“MD&A”) provides an analysis of the Company’s business and compares its nine month fiscal year 2005 financial results with those of the previous fiscal nine month results.. The MD&A should be read in conjunction with the consolidated financial statements and its related notes attached as Schedule A. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US listing under the SARBANES-OXLEY Act 2002.

During the third quarter ended December 31, 2004 the Company continued its advancement of mineral projects in Costa Rica and Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2002 through 2004.

The table below also contains selected financial information derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAPP for the current quarter and the seven preceding quarters.

Contractual Obligations

The Company has the following contractual obligations in place as of December 31, 2004:

	Fiscal 2005 (3 Months)	Fiscal 2006	Fiscal 2007
Calgary Office Lease	$12,262	$50,178	$45,755
Marudi Drilling Contract	100,000	-	-

The accounting for all expenses for these activities is detailed in the attached Financial Statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the Consolidated Financial Statements. Management considers the following policies to be the most important in preparing the Company’s Consolidated Financial Statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached Consolidated Financial Statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the nine months ended December 31, 2004r  were $2,810,684 (2003 - $2,612,008) as follows:

$1,599,711 spent in Guyana (2003 - $1,335,772)

$461,900 spent in Venezuela (2003 - $800,192)

$746,064 spent in Costa Rica (2003 - $466,483)

$3,009 spent in Brazil (2003- $9,561)

2. Expenses

Exploration Expenditures

During the nine months of fiscal 2005 in Costa Rica, the Company had expenditures of $746,064. $411,505 was spent on wages, camp maintenance and office, $116,618 public meetings, $48,575 on community relations and $30,888 on media communications.  This increased activity for the public meetings, public awareness, and media communications is part of the continuing initiative to complete the process of receiving approval of the Company’s environmental impact assessment from the environmental protection ministry or SETENA.

In Guyana, $595,921 was spent at Marudi Mountain for camp maintenance, security, transportation, and preparing for and commencing the planned drilling program. The Company incurred expenses of $1,003,790613,209 at Potaro/Maple Creek concessions for reclamation and exploration, wages and camp expenses, while total expenditures on all of the concessions totaled $1,599,711.

In Venezuela, the Las Cristinas Project incurred $555,309 in expenses. $128,121 were legal expenses, $39,756 was public relations expenses and $50,693 for travel and the balance for general administration, including rent. The decision to commence the program of International Arbitration with respect to Las Cristinas in early July required that the Company discontinue all legal actions in Venezuela related to the project.

The Company’s Venezuelan Kilometer 88 concessions,  bordering the Las Cristinas property, were disposed of on November 11 and 25, 2004 (See Consolidated Financial Statements, Note 3)..  These dispositions were initiated because the ongoing arbitration action with respect to Las Cristinas against the Government of Venezuela reduced the probability that these concessions could be advanced and receive the necessary government approvals to continue exploration and development through to eventual production.

Administrative Expenses

Administrative expenses incurred in Canada for the nine  months ending December 31, 2004 increased by $ 702,539 from $1,198,371 in  fiscal year 2004 to $1,900,910 in 2005.  The increase was due to increases in legal and arbitration costs associated with the preparation for commencing the international arbitration process at Las Cristinas which resulted in increased professional fees, primarily for outside legal advice, from $46,406 in the nine months of fiscal year 2004 to $174,084 during the first three quarters of fiscal year 2005.  Office wages and services showed an increase from $83,559 in the nine months of the prior fiscal year to $350,517 in the current year due to management changes made in late 2003 following which management fees were converted to salary expenses and also due to an increase in professional staff including a controller and geologist.  In the first quarter of fiscal 2005, the Company was still in transition after relocating the corporate office to Calgary from Vancouver.  In the quarter ended September 30, 2004 the Vancouver office was closed and all material costs associated with the Vancouver office have concluded..  Travel and accommodation costs for the nine months ended December 31, 2004  totaled $68,539 due to increased activity associated with preparations for the Marudi drilling project, increased activity in Costa Rica associated with advancing the approval process with SETENA for the approval of the environmental impact assessment for Cerro Crucitas. Consulting fees increased during the nine months  from $170,001 in the prior year nine months  to $325,578 this period. Stock based compensation increased from $405,403 in the nine months of fiscal 2004 to $624,736 in 2005, an increase of $219,333.

Related Party Transactions

Related party transactions during the first  three quarters of fiscal year 2005 totaled $131,918 versus $248,337 in the same period of fiscal year 2004. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month which will remain in effect from year to year until such time as it is terminated by either party. As described in the Consolidated Financial Statements, Note 3, the Company returned certain properties in the Km 88 region of Venezuela to Boralis Holding A.V.V. which a Director of Vannnessa Ventures Ltd. has an interest in.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment evaluations for the assets consist of comparing the estimated asset with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, “Operations Review”).  As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with  the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. In Costa Rica, even though the Ministry of Environment reinstated the application process for the required environmental approval and the process is advancing through the process with SETENA, an impairment, was recorded equal to current expenditures..

3. Financial Condition and Liquidity

The Company did not have any revenues during the quarter other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position increased from $232,479 as of March 31, 2004 to $ 1,833,888 as of December 31, 2004 due to timing of converting term deposits into cash and a private placement in December 2004 of $1,585,360.  The Company had working capital of $1,042,187 as at December 31, 2004 versus working capital of $3,698,844 at the end of the last fiscal year on March 31, 2004.

Earning (Loss) and Cash Flow

The Company’s reported loss for the nine months of fiscal year 2005, in accordance with Canadian generally accepted accounting principles is $4,468,083 or $0.06 per share. This compares with a loss of $3,242,344 or $0.05 per share for the respective period of the previous fiscal year. The increase in losses is due mainly to mineral interest impairment charges of $199,217, increased stock based compensation of $219,333 and increased use of consultants, legal fees and higher wage costs associated with the employment of a geologist and a controller.

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

b) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

c) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5,. Operational Review).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review for the Nine Months ended  December 31, 2004 and Outlook for 2004/2005

Las Cristinas, Venezuela

Over the past two years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 8, 2004.  The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company’s Request for Arbitration against the Bolivarian Republic of Venezuela.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. (see Subsequent Events (a)).

Maple Creek, Guyana

At the Maple Creek property in Guyana bulk sampling work and regional exploration work is continuing although the results to date have not identified sufficient volumes of material that would be economic to mine on a large scale basis involving the processing of the majority of channel sediments. Exploration and bulk sampling during the quarter were focused on a previously unexplored part of the channel but again with sub-economic results.   Continuing exploration will focus on new target areas and areas potentially suitable for smaller scale concentrated excavation near existing drainages.  In addition, reclamation activities on previously disturbed areas are being completed.

Marudi Mountain, Guyana

The Company completed initial preparatory work in road repairs and bridge building in preparation for the previously announced drilling program during the prior fiscal year. In mid September an agreement was signed with a drilling contractor to carry out the drilling program at Marudi.  The project had been planned for earlier in the year but delays in completing the road and bridge repairs on the access into the site and the onset of the rainy season resulted in the program being deferred.  Following the end of the rainy season, in September 2004,, drilling commenced in the third quarter of fiscal 2005.  A Canadian consulting Geologist has been retained to supervise the drill program and about 40 percent of the drilling was completed by mid December when the drilling crews and other workers left the camp for the Christmas break.  The drilling program will be completed in the last quarter of fiscal 2005 commencing January 1, 2005. The goal of the approximately 2,600 meter program is to better define the existing resource area and to identify potential extensions and additions to areas of gold mineralization.  On September 1, the Company received an Environmental Permit for the project from the Guyanese Environmental Protection Agency.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain.  In September of this year the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers.  This License gives the Company exclusive rights to occupy and explore the designated area.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental  Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. His ruling, based on existing Costa Rican law, allows the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved has advanced and is ongoing.   During the first quarter the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July.  Also in June a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and  other  opportunities  that  would  flow  from  the project in  this underdeveloped  and under-serviced area of the country.  This meeting is a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

In December the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  The ruling does not go into effect until the parties are formally notified at which time details for the decision is expected.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted.  The Company plans to work with the authorities in Costa Rica to resolve this issue and continue with efforts to receive approval for the Environmental Impact Statement which is in the final stages of review by SETENA.

Subsequent Events

Subsequent to December 31, 2004 and as of February 23, 2005, the Company reports the following developments:

(a)Arbitration

On July 8, 2004 Vannessa commenced a process of International Arbitration by filing a document to initiate the process, or Request, with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  This was made necessary at this time due to the lack of progress of the Company’s cases through the Venezuelan court system and the fact that the ICSID process requires that the process be initiated within three years of an investor being aware that an act of expropriation had occurred.  Vannessa initiated this action well before the three year period available to initiate such an action had expired.  The Company has been contacted by ICSID regarding our Request submitted, on July 9, 2004, asking that supplemental information be provided which has subsequently been forwarded.

On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

The acceptance of our Request by ISCID initiates the formal arbitration process against Venezuela for the alleged expropriation of Vannessa’s contractual rights to develop the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The rights to develop the property are held by MINCA, a 95 percent owned subsidiary of Vannessa de Venezuela.  The next step in the arbitration process is the appointment of the Arbitral Tribunal, which the Company and Venezuela are directed to do within 60 days of the date of registration.

Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada and Venezuela and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the project and the return of all property confiscated by the CVG and the Government of Venezuela and monetary damages or, in lieu, monetary damages in compensation for out of pocket expenses, plus interest, and for lost profits.  The claim for sunk costs and lost profits, before interest, is $US 1,045 million.

The Company has selected an Arbitrator and submitted our selection to ICSID. The Bolivarian Republic of Venezuela has also selected an Arbitrator.  The parties are in the process of selecting the third arbitrator to be President of the panel according to ICSID regulations.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

(b) Disposition of Other Venezuelan Properties

As described in Note 3 to the Consolidated Financial Statements, the Company returned the properties in the Kilometer 88 area formerly controlled by Boralis Holdings A.V.V. to Boralis.  The situation in Venezuela following the initiation of International Arbitration by the Company against Venezuela made the probability of developing these properties very low.   The transfer will remove obligations the Company has to spend money in continued exploration and development and will enable the Company to reduce staff and contract operations in Venezuela considerably. In addition Boralis maintained a carried interest in these properties.  The Company is also in the process of disposing of other properties under its control for the same reasons as stated above.  A Director of the Company has an interest in Boralis Holdings A.V.V.

(c) Crucitas, Costa Rica

Following the public meeting on July 31, 2004, which was organized and funded by the Company according to the SETENA regulations, the Company compiled a written record of all of the proceedings extracted from the video and audio tape that was made of all of the official proceedings.  In January 2005, the Company received a Resolution from SETENA directing the Company to prepare an Annex in order to provide clarification on specific questions identified by SETENA during the EIS review process.  The Company is in the process of preparing responses to all issues raised by the SETENA.  Receipt of the Resolution requesting the Annex is considered by the Company to be an important step forward in the approval process.  The Resolution was received by SETENA after the ruling of the Supreme Court described in item 5 above.  This would indicate that the Government of Costa Rica is continuing with the Environmental Review process as suggested in the court ruling.

Industrias Infinito S.A., the Company’s 100% owned subsidiary has invested approximately $45 million in this project.

(d) Marudi Drilling Program

The drilling program at Marudi has re-commenced after the Christmas break and completion of the program is expected in the current quarter commencing January 1, 2005.

(e) Maple Creek

Activities at Maple Creek in the last quarter of fiscal 2005 commencing January 1, 2005 have been focused on exploration on higher potential areas outside of the main paleo-channel and also on reclamation of previously disturbed areas.   Exploration activities carried out by contract miners outside of the Maple Creek area but in the larger Potaro lease area continue to locate encouraging amounts of diamonds and this data will be evaluated in the broader exploration plan for the entire Potaro area.

(f) Private Placement

On January 4, 2005 1,444,500 units of the Company were issued at the price of $0.32 per unit for proceeds of $462,240. Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder  to purchase one additional  common share of the  Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants are subject to a hold period expiring April 24, 2005.

25 February 2005

I, John R. Morgan, Chief Executive Officer, Vannessa Ventures Ltd., Certify that:

1.     I have reviewed the interim filings (as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Interim Filings) of Vannessa Ventures Ltd. for the interim period ending December 31, 2004;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Signature:/S/ John R. Morgan

                  John R. Morgan

                  Chief Executive Officer

25 February 2005

I, Cameron B. Boyer, Controller, Vannessa Ventures Ltd., Certify that:

1.               I have reviewed the interim filings (as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Interim Filings) of Vannessa Ventures Ltd. for the interim period ending December 31, 2004;

2.               Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.               Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Signature:/S/ Cameron B. Boyer

                  Cameron B. Boyer

                  Controller